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                               March 10, 2022

       Alec Oxenford
       Chief Executive Officer and Chairman
       Alpha Capital Holdco Company
       c/o Alpha Capital Acquisition Company
       1230 Avenue of the Americas, 16th Floor
       New York, NY 10020

                                                        Re: Alpha Capital
Holdco Company
                                                            Registration
Statement on Form F-4
                                                            Filed February 7,
2022
                                                            File No. 333-262552

       Dear Mr. Oxenford:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Q: What matters will shareholders consider at the extraordinary general meeting?, page 9

   1.                                                   Please briefly
summarize the Governing Documents Proposals in your questions and answers.
       Q: How will the Sponsor vote?, page 15

   2. Please compare the percentage of outstanding shares entitled to vote held by Alpha's directors, executive
officers and their affiliates and the vote required for approval of the
                                                        Business Combination.
Refer to Item 3(h) of Form F-4.
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
March      NameAlpha Capital Holdco Company
       10, 2022
March2 10, 2022 Page 2
Page
FirstName LastName
Will Alpha or New Semantix issue additional equity securities in connection with the consummation of the Business Combination?, page 15

3. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. We note your disclosure that two affiliates of the Sponsor are PIPE
         Investors. Please disclose if the SPAC   s Sponsor, directors,
officers or their affiliates will
         participate in the private placement.
Q: What interests do Alpha's current officers and directors have in the Business Combination?, page 16

4. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Revise your disclosure to specify the current value of securities held, any loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material.
Summary of the Proxy Statement/Prospectus, page 25

5. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Further, please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
6. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
7. Please disclose that the majority of your revenue is currently derived from the resale of licenses to your customers that you purchase from third-party data platform software providers, such as Cloudera and Elastic. Disclose the percentages of your revenue that you generate from third-party software, Proprietary software as a service, and AI & data analytics services.
Certain Agreements Related to the Business Combination
Lock-up Agreement, page 31

8.       Please disclose the exceptions to the Lock-up Agreement.
 Alec Oxenford
Alpha Capital Holdco Company
March 10, 2022
Page 3
Sponsor Letter Agreement, page 31

9. We note that pursuant to the Sponsor Letter Agreement, the Sponsor waived "certain anti-
         dilution protections." Please clarify what anti-dilution protections were waived. If there are certain anti-dilution protections that were not waived by the Sponsor, please quantify the number and value of securities the Sponsor will receive pursuant to these measures.
Ownership of New Semantix Upon Completion of the Business Combination, page 33

10. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, or contingent or convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
11. Please clarify whether affiliates of the Sponsor will be included in your disclosure of the
         Sponsor's total potential ownership interest in the combined company in your redemption scenarios, assuming exercise and conversion of all securities. If not, please revise accordingly to include affiliates of the Sponsor in your presentation. Please also disclose the ownership percentages in the company before and after the additional PIPE financing to highlight dilution to public stockholders.
The Alpha Board   s Reasons for Approval of the Business Combination
Large and Growing Data Addressable Market, page 41

12. Please provide the source of the "industry forecasts" for the growth you discuss in the worldwide big data and analytics markets.
Reconciliation of Non-GAAP Financial Measures, page 51

13. We note your calculation of the non-GAAP measure identified as "Adjusted EBITDA"
         includes an adjustment to reverse a provision recorded in the allowance for doubtful accounts of R$ 8.6 million. It is unclear how it is reasonable to add back the write-off of a receivable while not also reducing EBITDA for the total amount of revenue earned from the terminated client.
A significant portion of our revenues is derived from a small number of customers..., page 54

14. You state that your largest customer during the six months ended June 30, 2021 accounted
FirstName LastNameAlec Oxenford
       for 11.7% of your revenues and your largest customer in 2020 accounted for 10.2% of
Comapany
       yourNameAlpha    Capital
            revenues. Please    Holdcothe
                              disclose  Company
                                          material terms of your agreements
with your largest
March customers.
       10, 2022 Page 3
FirstName LastName
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
March      NameAlpha Capital Holdco Company
       10, 2022
March4 10, 2022 Page 4
Page
FirstName LastName
Risk Factors, page 54

15. Disclose any material risks arising from the contingent right to receive the Earn-out
         Shares granted as merger consideration in your business combination. We have identified material weaknesses in our internal control over financial reporting..., page
59

16. You state that Semantix has identified material weaknesses in its internal control over financial reporting and is in the process of implementing remedial measures. Please disclose how long you estimate it will take to complete these plans and any associated material costs that have been incurred or you expect to incur.
The consummation of the Business Combination may trigger the acceleration or termination of certain of our loan and operating agreements..., page 66

17. We note your disclosure that several of Semantix's loan agreements provide for acceleration of underlying indebtedness upon a change of control and that certain parties have yet to provide the relevant waivers. Please identify the agreements for which the appropriate consents or waivers remain outstanding if they will not be obtained prior to effectiveness of your registration statement.
The risks arising with respect to the historic business and operations of LinkAPI and Tradimus..., page 67

18. We note your risk factor disclosure about Semantix's shareholder agreement with Excella
         Gest o de Sa de Populacional Ltda. (Excella) pursuant to which Excella may in the future challenge Semantix's control rights in its Tradimus subsidiary, affecting Semantix's ability to fully consolidate Tradimus' results of operations. Please file a copy of this shareholder agreement as an exhibit to your registration agreement. Refer to Item 21 of Form F-4 and
         Item 601 of Regulation S-K.
Background of the Business Combination, page 129

19. When you refer to actions undertaken by individuals of Alpha or Semantix, or their respective boards of directors, in your background of the business combination, please identify the respective individuals or clarify, as applicable, that you are referring to all members of executive management or the board. In addition, please expand the description of the transaction timeline to include any disclosure, to the extent material, about:

                the key findings produced in the diligence reports by Mattos Filho and Avalia that
              Alpha reviewed and discussed;

                whether the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
 Alec Oxenford
Alpha Capital Holdco Company
March 10, 2022
Page 5

                whether the Sponsor has other SPACs in the process of searching for a target company and whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

                the negotiation of the Earn-out Shares or of any other contingent payments to be received by shareholders of Semantix and the underlying reason why Earn-out Shares were negotiated; and

                any discussions involving continuing employment or involvement for any persons affiliated with Alpha before the merger, any formal or informal commitment to retain
              Citi, Credit Suisse, or any other financial advisors after the merger, and any pre-
              existing relationships between Alpha (or individuals affiliated with Alpha) and additional investors.
Certain Unaudited Projected Financial Information, page 142

20. We note from page 146 that "some of the historical financial information incorporated into the Projections differs from the historical financial information included elsewhere in this proxy statement/prospectus". Tell us where and how the historical financial information incorporated in these projections differs from other disclosed historical financial information. Update your disclosures related to these projections, where material, to explain and quantity such differences.
Certain Unaudited Projected Financial Information, page 145

21. We note that the projections provided by Semantix to Alpha are disclosed in Brazilian reais though you note the board also considered the projections as translated to U.S.
         dollars. As you present selected historical data of Semantix in both U.S. dollars and
         Brazilian reais, please revise to also disclose the financial projections as they were presented to your board in U.S. dollars.
22. It appears that in a presentation to investors filed by Alpha pursuant to Rule 425 on
         November 17, 2021, Semantix prepared a comparison of its financial projections to its peers. Please disclose if this comparison was considered by the Alpha board in its assessment of Semantix and revise your disclosure accordingly.
Our existing loan agreements contain restrictive covenants and events of default that impose significant operating and financial restriction, page 167
FirstName LastNameAlec Oxenford
23. We note your disclosure that Semantix is currently not in compliance with certain
Comapany   NameAlpha
       financial covenantsCapital Holdco
                            included  in itsCompany
                                             loan agreements. Please identify
the applicable loan
March agreements   that5 contain these covenants and for which waivers were
received.
       10, 2022 Page
FirstName LastName
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
March      NameAlpha Capital Holdco Company
       10, 2022
March6 10, 2022 Page 6
Page
FirstName LastName
Voting and Support Agreement, page 168

24. Please tell us if the Voting and Support Agreement entered into by you and Semantix, among others, involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Semantix and that the persons signing the agreement own less than 100% of the voting equity of
         Semantix. Refer to Securities Act Sections Compliance and Disclosure Interpretation
         239.13 for further guidance.
Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Proposed Transactions, page 188

25. We note that the planned combination will be accounted for as a reverse capitalization in accordance with IFRS. Please revise here and throughout the filing to clarify that the combination is not a business combination within the scope of IFRS 3 and is instead a reverse capitalization of Semantix.
Tax Treatment of the SPAC Mergers, page 197

26. We note the Business Combination Agreement indicates that the SPAC Mergers will qualify as a reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code
         of 1986 (the    Code   ) and the Third Merger will qualify as a
reorganization pursuant to
         Section 368(a) of the Code. Please revise your discussion of material U.S. federal income tax consequences to address the intended tax treatment of the Third Merger. Further, to support these conclusions, please include an opinion of counsel that supports each conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and
         Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of
         the business combination, counsel   s opinion should discuss the
degree of uncertainty.
Conflicts of Interest, page 219

27. We note your disclosure that your memorandum and articles of association waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.
Semantix Key Business Areas, page 227

28. Please explain how revenues from data software products "shifted markedly" from 2019 to 2021. In this regard, we note that you still generate a significant majority of your revenues from data software products.
Suppliers, page 240

29. We note your disclosure that a majority of the revenue Semantix generated in the year ended December 31, 2020 and the six months ended June 30, 2021 is attributable to the resale of software licenses from two suppliers. Please file any material contracts that
 Alec Oxenford
Alpha Capital Holdco Company
March 10, 2022
Page 7
         Semantix has in place with its suppliers or those contracts upon which its business is substantially dependent. Refer to Item 21 of Form F-4 and Item 601 of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 313

30. Please disclose the natural person(s) with dispositive and voting power over shares held by entities such as Sculptor Capital LP, Fundo de Investimento em
Partipa    es
         Multiestrat gia Inovabra I, and Crescera Growth Capital Master Fundo de Investimento
         em Participa    es Multiestrat  gia.
Financial Statements
3.11 Revenue Recognition, page F-53

31. We note from page 258 that Semantix recognized R$8.4 million in revenues from its sole customer in the United States during the six months ended June 30, 2021. We also note that Semantix charged-off R$8.6 million of trade receivables from that same sole U.S customer during the same reporting period. Tell us how Semantix applied paragraphs
         9(e), 12 and 13 of IFRS 15 to this customer's and similarly situated customers' contracts.
         Describe for us what enforceable rights Semantix had to collect from this customer and why Semantix was ultimately unable to collect.
Note 2. Basis of preparation and accounting
c) Critical estimates and accounting judgments, page F-98

32. We note that Excella obtained a 50% stake in Tradimus on May 26, 2021. We further note from your risk factor disclosure on page 67 that Excella may challenge
       Semantix's control rights pursuant to the shareholders    agreement and
consequently
       Semantix may be unable to fully consolidate Tradimus    results of
operations. Explain to
FirstName LastNameAlec Oxenford
       us your consideration of the guidance in paragraphs 4 through 18 of IFRS 10 in regard to
Comapany    NameAlpha
       the terms         Capital Holdco
                 of the shareholder      Company
                                    agreement  between Semantix and Excella and
March Semantix's  decision
       10, 2022 Page  7     to continue consolidating Tradimus.
FirstName LastName
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
March      NameAlpha Capital Holdco Company
       10, 2022
March8 10, 2022 Page 8
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Daniel Brass